Exhibit 4

FOURTH AMENDMENT TO THE

WENDY’S INTERNATIONAL, INC. DEFERRED COMPENSATION PLAN

WHEREAS, Wendy’s International, Inc. (the “Company”) adopted the Wendy’s International, Inc. Deferred Compensation Plan, effective January 1, 2004 (the “Plan”); and

WHEREAS, the Company wishes to amend the Plan to allow participants to terminate their Plan participation and to receive a distribution of all amount previously deferred.

NOW, THEREFORE, effective January 1, 2005, the Company amends the Plan as follows:

(1) A new Section 11.10 shall be added to the Plan to read as follows:

Section 11.10. Special Termination Election. Prior to December 31, 2005, consistent with IRS Notice 2005-1, Q&A 20(a), a Participant may elect to terminate participation in the Plan. Any such election shall immediately cancel any pending deferral elections and shall trigger taxation and distribution during 2005 of the Participant’s total Account Balance as of the election date in a single lump sum, which, in accordance with Section 7.1, shall be in cash and/or Common Stock, as applicable. Notwithstanding an election to terminate participation, an Eligible Individual shall remain eligible to elect to defer future compensation pursuant to Section 5.1.